UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Hanger Orthopedic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

41043F208

(CUSIP Number)

Michael A. Woronoff, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA  90067-3206
310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responsd to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41043F208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,613,757 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,613,757 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,613,757 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,613,757 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,613,757 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,613,757 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,613,757 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,613,757 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,613,757 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO and WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,663,457 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,663,457 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,663,457 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.35% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41043F208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO and WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,663,457 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,663,457 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,663,457 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.35% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Hanger Orthopedic Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is Two Bethesda Metro Center, Suite 1300, Bethesda, Maryland 20814.

Item 2.	Identity and Background
This Schedule 13D is filed on behalf of:

Ares Corporate Opportunities Fund, L.P.  (“ACOF”),

ACOF Management, L.P. (“ACOF Management”),

ACOF Operating Manager, L.P.  (“ACOF Operating”),

Ares Management, Inc. (“Ares Inc.”) and

Ares Partners Management Company LLC (“Ares Partners” and, together with ACOF, ACOF Management, ACOF Operating and Ares Inc., the “Ares Entities” or “Reporting Persons”).

The address of the principal business office of each of the Ares Entities and each of the persons referred to in Appendix A is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.  The Ares Entities are organized in Delaware.

ACOF is the record owner of 50,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), which, beginning on July 26, 2006, will initially be convertible into 6,613,757 shares of Common Stock.

The principal business of each of the Ares Entities other than ACOF is investment management.  ACOF is principally engaged in the business of investing in securities.  ACOF Management is the general partner of ACOF.  ACOF Operating is the general partner of ACOF Management and the manager of ACOF.  Ares Inc. is the general partner of ACOF Operating.  Ares Partners is the sole stockholder of Ares Inc. and is a member of Ares Management LLC (“Ares LLC”).  Ares Inc. is the manager of Ares LLC.  Ares Partners directly or indirectly beneficially owns all of the outstanding capital stock of Ares Inc.  The names of the executive officers and directors of Ares Inc. are set forth in Appendix A to Item 2, which is incorporated herein by reference.

Ares Total Value Fund, L.P. (“ATVF”), whose general partner is Ares Total Value Management LLC (“ATVF Management”) is the record owner of 49,700 shares of Common Stock.  Ares LLC directly or indirectly owns all of the capital stock of ATVF Management.

Antony P. Ressler is the manager of Ares Partners, and Mr. Ressler, Michael Arougheti, Seth Brufsky, David B. Kaplan, John Kissick, Bennett Rosenthal and David Sachs are members of Ares Partners.  Each of the members of Ares Partners have the right to receive dividends from, or proceeds from, the sale of investments by the Ares Entities, including the shares of Common Stock, in accordance with their membership interests in Ares Partners.  Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by ACOF or ATVF by virtue of such status.  Each of the Ares Entities (other than ACOF), and  Messrs. Ressler, Arougheti, Brufsky, Kaplan, Kissick, Rosenthal and Sachs and their respective spouses, disclaim ownership of all shares reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the five years prior to the date hereof, none of the Reporting Persons nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Amended and Restated Purchase Agreement, dated as of March 25, 2006, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), among ACOF, the Issuer, and the Initial Purchasers identified therein, ACOF purchased an aggregate of 50,000 shares of the Preferred Stock for an aggregate purchase price of $50,000,000.  The purchase of the Preferred Stock was financed with cash on hand from contributions of partners of ACOF.  All such contributions were in the ordinary course and pursuant to investor commitments to ACOF.  ATVF purchased the 49,700 shares of Common Stock with working capital and other available funds.

Item 4.	Purpose of Transaction

Pursuant to the Purchase Agreement, the Issuer issued and sold to ACOF 50,000 shares of Preferred Stock which are initially convertible into an aggregate of 6,613,757 shares of Common Stock.  The purpose of the transaction was to facilitate an investment in the Issuer.

Purchase Agreement

Pursuant to the Purchase Agreement, so long as ACOF holds at least 30% of the Preferred Stock (or Common Stock equal to 30% of the number of shares of Common Stock into which the Preferred Stock is convertible) (the “Minimum Equity Investment”), the Issuer will not take certain actions without ACOF’s prior approval, including certain actions related to: (i) liquidation of the Issuer, (ii) repurchases, redemptions and cash dividends on the Issuer’s Common Stock, (iii) corporate existence, (iv) the incurrence of certain debt, and (v) creation of certain liens, and (vi) entering into any agreement with respect to the foregoing.

The Purchase Agreement also provides that, so long as ACOF holds not less than the Minimum Equity Investment, ACOF will have the first right to offer to purchase equity-related securities to be sold by the Issuer in any private placement or privately negotiated transaction and to participate in any such sale.

Certificate of Designations

In connection with the Purchase Agreement and the transaction contemplated thereby, on May 26, 2006, the Company filed the certificate of designations attached hereto as Exhibit 2 (the “Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Preferred Stock.

As set forth in the Certificate of Designations, the Preferred Stock has the following features:

Dividends

The Preferred Stock will be entitled to cumulative dividends, accruing at an annual rate of 3.33%, payable quarterly in cash.  The Issuer may elect to defer the payment of dividends otherwise payable in cash, and the amount of any deferred dividends will be added to the stated value of the related Preferred Stock.  Upon liquidation of the Issuer or upon conversion at the option of the holder, accrued but unpaid dividends, including deferred dividends, are payable, at the holder’s option, in cash (subject to certain limitations) or shares of Common Stock at the Holder Conversion Price (as defined in the Certificate of Designations). Upon conversion at the option of the Issuer, accrued but unpaid dividends are payable only in shares of Common Stock at the Forced Conversion Price (as defined in the Certificate of Designations).  Upon the occurrence of certain events during the first five years following the issuance of the Preferred Stock, including a change in control, a registered public offering of securities, the Issuer’s liquidation, and the average of the closing prices of the Issuer’s Common Stock during any 20 trading day period exceeding 200% of the Forced Conversion Price, all dividends that would be payable during such period will accelerate.

Voting Rights

The holders of the Preferred Stock will be entitled to vote on all matters on which holders of Common Stock are entitled to vote and, in that regard, are entitled to the number of votes equal to the number of shares of Common Stock into which their shares of Preferred Stock are convertible upon conversion at the option of the holder.

Except as otherwise required, the holders of the Preferred Stock will vote together as a single class on all matters submitted to a vote of stockholders.

Board Rights Letter

In connection with the Purchase Agreement, on May 26, 2006 the Issuer and ACOF entered into the letter agreement attached hereto as Exhibit 3 (the “Board Rights Letter”).  Pursuant to the Board Rights Letter, so long as ACOF holds not less than the Minimum Equity Investment, the Issuer agreed, among other things, (i) to nominate an individual designated by ACOF for election to the Issuer’s board of directors and (ii) to allow ACOF to appoint one board observer.

The Reporting Persons consider the shares of Common Stock that each beneficially owns an investment made in the ordinary course of their respective businesses.  Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons review on a continuing basis the investment in the Issuer.  Based on such review, one or more of the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Over the next several months ATVF intends to dispose of the 49,700 shares of Common Stock it currently holds in one or more open market or privately negotiated transactions or otherwise.

The foregoing summary of the Purchase Agreement, the Certificate of Designations and the Board Rights Letter and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations and the Board Rights Letter, listed as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)   See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)   See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   On May 26, 2006, ACOF purchased from the Issuer 50,000 shares of Preferred Stock at a price of $1,000 per share pursuant to the Purchase Agreement.  Each share of Preferred Stock is convertible at any time on or after July 26, 2006 at ACOF’s option into a number of shares of Common Stock equal to the quotient of (x) $1,000 divided by (y) the conversion price in effect at the time of conversion.  The conversion price per share of Preferred Stock is currently $7.56 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations.  Using the current conversion price, ACOF’s 50,000 shares of Preferred Stock are initially convertible into 6,613,757 shares of Common Stock.

(d)   Each of the members of Ares Partners have the right to receive dividends from, or the proceeds from the sale of, investments by the Ares Entities including the shares of Common Stock reported herein, in accordance with their membership interests in Ares Partners.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 2, Item 3, and Item 4 are incorporated  herein by reference.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer and ACOF entered into the registration rights agreement attached hereto as Exhibit 4 (the “Registration Rights Agreement”) providing shelf, demand and piggy-back registration rights with respect to the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock.

The Purchase Agreement, the Certificate of Designations, the Board Rights Letter and the Registration Rights Agreement, listed as Exhibits 1, 2, 3 and 4 hereto, respectively, are incorporated herein by reference.  The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Amended and Restated Purchase Agreement, by and among the Issuer, ACOF and the Initial Purchasers identified therein dated as of May 25, 2006.
Exhibit 2	Certificate of Designations dated as of May 26, 2006 (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K of the Issuer filed on May 30, 2006).
Exhibit 3	Board Rights Letter between ACOF and the Issuer dated May 26, 2006.
Exhibit 4	Registration Rights Agreement among the Issuer and ACOF dated as of May 26, 2006.
Exhibit 5	Joint Filing Agreement dated as of June 6, 2006 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:				June 6, 2006

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	ACOF MANAGEMENT, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

		By:	ARES MANAGEMENT, INC.,
Its General Partner

			By:	/s/Bennett Rosenthal

ACOF MANAGEMENT, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	ARES MANAGEMENT, INC.,
Its General Partner

		By:	/s/Bennett Rosenthal

ACOF OPERATING MANAGER, L.P.

By:	ARES MANAGEMENT, INC.,
Its General Partner

	By:	/s/Bennett Rosenthal

ARES MANAGEMENT, INC.

By:	/s/Bennett Rosenthal

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/Bennett Rosenthal

APPENDIX A

The name and present principal occupation of each director and executive officer of Ares Inc. is set forth below.  The principal business of each of the Ares Entities other than ACOF is investment management.  ACOF is principally engaged in the business of investing in securities.  To the knowledge of the Reporting Persons, all the directors and executive officers listed on this Appendix A are United States citizens.

Name (and Title at Ares Inc.)	Principal Occupation

Antony P. Ressler (Director and President)	Managing Partner of Ares Partners Management Company LLC
John H. Hissick (Vice President)	Partner of Ares Partners Management Company LLC
David Sachs (Director and Vice President)	Partner of Ares Partners Management Company LLC
Seth Brufsky (Vice President)	Partner of Ares Partners Management Company LLC
Bennett Rosenthal (Vice President)	Partner of Ares Partners Management Company LLC
David Kaplan (Vice President)	Partner of Ares Partners Management Company LLC
Jeff Serota (Vice President)	Partner in the Private Equity Group of the Ares Entities
Kevin Frankel (Vice President, General Counsel and Secretary)	General Counsel of Ares Management LLC
Daniel F. Nguyen (Vice President and Chief Financial Officer)	Chief Financial Officer of Ares Management LLC
Jeffery Schwartz (Vice President)	Vice President in the Private Equity Group of the Ares Entities
Adam Stein (Vice President)	Vice President in the Private Equity Group of the Ares Entities
Matt Cwiertnia (Vice President)	Vice President in the Private Equity Group of the Ares Entities
Nav Rahemtulla (Vice President	Vice President in the Private Equity Group of the Ares Entities

EXHIBIT INDEX

Exhibit 1	Amended and Restated Purchase Agreement, by and among the Issuer, ACOF and the Initial Purchasers identified therein dated as of May 25, 2006.

Exhibit 2	Certificate of Designations dated as of May 26, 2006 (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K of the Issuer filed on May 30, 2006).

Exhibit 3	Board Rights Letter between ACOF and the Issuer dated May 26, 2006.

Exhibit 4	Registration Rights Agreement among the Issuer and ACOF dated as of May 26, 2006.

Exhibit 5	Joint Filing Agreement dated as of June 6, 2006 among the Reporting Persons.